SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

UIB Group Limited

(Name of issuer)

Ordinary Shares, par value $0.001 per share

(Title of class of securities)

G21116127

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 5 Pages

CUSIP No. G21116127
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 328,000
	6.	Shared voting power —
	7.	Sole dispositive power 328,000
	8.	Shared dispositive power —
9.	Aggregate amount beneficially owned by each reporting person 328,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.1%
12.	Type of reporting person EP

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

UIB Group Limited

1	(b)	Address of Issuer’s Principal Executive Offices:

Room 1906, 19th Floor, C, Yihe Yangguang Plaza 12 East Tucheng Road, Chaoyang District Beijing, China 100013

Item 2	(a)	Name of Person Filing:

President and Fellows of Harvard College

2	(b)	Address of Principal Business Office or, if none, Residence:

c/o Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210

2	(c)	Citizenship:

Massachusetts

2	(d)	Title of Class of Securities:

Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”)

2	(e)	CUSIP Number:

G21116127

Item 3	The Reporting Person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4	Ownership:

4	(a) Amount beneficially owned:

President and Fellows of Harvard College is the beneficial owner of warrants exercisable to purchase 328,000 Ordinary Shares.

4	(b) Percent of Class:

President and Fellows of Harvard College beneficially owns 328,000 Ordinary Shares, which represent 5.1% of the Ordinary Shares outstanding. This percentage is determined by dividing the number of Ordinary Shares beneficially owned by President and Fellows of Harvard College upon exercise of warrants owned by President and Fellows of Harvard College by the sum of (i) 6,115,000, the number of Ordinary Shares outstanding as of December 31, 2008, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on June 30, 2009 and (ii) 328,000, the number of Ordinary Shares beneficially owned by President and Fellows of Harvard College upon exercise of the warrants.

4	(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

President and Fellows of Harvard College has sole power to vote or to direct the vote of 328,000 Ordinary Shares that are beneficially owned by President and Fellows of Harvard College upon exercise of warrants.

(ii) shared power to vote or to direct the vote:

—

(iii) sole power to dispose or to direct the disposition of:

President and Fellows of Harvard College has sole power to dispose or to direct the disposition of 328,000 Ordinary Shares that are beneficially owned by President and Fellows of Harvard College upon exercise of warrants.

(iv) shared power to dispose or to direct the disposition of:

—

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/S/ KATHRYN I. MURTAGH
Name:	Kathryn I. Murtagh
Title:	Authorized Signatory

February 12, 2010